U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                       SEC FILE NUMBER
                                                          033-92894
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                         (Check One):
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                                                        CUSIP NUMBER
                                                         740366 10 9
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[X] Form  10-K and  Form  10-KSB [ ] Form  20-F [ ] Form  11-K [ ] Form 10-Q and
                           Form 10-QSB [ ] Form N-SAR
                        For Period Ended: March 31, 2000

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                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:  ______________

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                  Nothing  in this form  shall be  construed  to imply  that the
         Commission has verified any information contained herein.

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                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
         Not Applicable

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Part I--Registration Information

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         Full Name of Registrant: Preferred Voice, Inc.

         Former Name if Applicable:  N/A

         Address of Principal Executive Office (Street and Number)

                             6500 Greenville Avenue
                                    Suite 570
                               Dallas, Texas 75206



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Part II--Rules 12b-25 (b) and (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative

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State  below in  reasonable  detail the  reasons  why annual  report,  quarterly report, transition report on Form 10-and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB or N-SAR or portion thereof could not be filed within the prescribed period.

The Company is working to complete its Form 10-KSB Annual Report. The Company is examining the appropriate disclosure for certain financial events and will file its Form 10-KSB within the prescribed period allowed by the rules relating to Form 12b-25.

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Part IV--Other Information

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         (1) Name and telephone  number of person  to contact in  regard to this notification

  Mary Merritt                          214                        265-9580
     (Name)                         (Area Code)               (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X]  Yes    [  ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X]  Yes    [  ]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's revenue for the fiscal year ended March 31, 1999 was $180,383 while in this reporting period the Company's revenue has increased to $885,134. The net loss for the previous fiscal year was $690,598 and the net loss for this fiscal year was $993,066. The net loss per share decreased from $.10 per share in fiscal year ended March 31, 1999 to $.09 in the current fiscal year because of the issuance of additional shares of common stock in this fiscal year.




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                              Preferred Voice, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 27, 2000


                                  By:  /s/ Mary G. Merritt
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                                       Mary G. Merritt, Secretary, Treasurer and
                                       Vice President of Finance


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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